Heidi Mayon 650.752.3227 HMayon@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com T: 650.752.3100 F: 650.853.1038

January 13, 2021

Ms. Katherine Bagley

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Poshmark, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 11, 2021

File No. 333-251427

Dear Ms. Bagley:

This letter is submitted on behalf of Poshmark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on January 11, 2021 (the “Registration Statement”), as set forth in your letter dated January 12, 2021 addressed to Manish Chandra, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 4 (marked to show changes from the Registration Statement).

Ms. Katherine Bagley

Securities and Exchange Commission

Amendment No. 3 to Registration Statement on Form S-1, filed January 11, 2021

Poshmark, Inc. Condensed Consolidated Balance Sheets, page F-36

1.

Your outstanding shares of common stock on a pro forma basis as of September 30, 2020 do not appear to include the common shares issuable upon the conversion of your $50 million of convertible notes in connection with the offering. Please revise to include these shares in your outstanding pro forma common shares as of September 30, 2020.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page F-36 of Amendment No. 4 to address the Staff’s comment.

General

2.

We note your amended disclosure throughout your filing that “[u]pon completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately 18.9% of the voting power of our outstanding shares of common stock.” However, it appears from your beneficial ownership table on page 139 that executive directors, officers, and their affiliates will own a much greater percentage of your voting power upon completion of the offering; in this regard, it is unclear to us why you have excluded percentages owned by affiliates of your directors and officers from your calculation of beneficial ownership. Specifically, it appears that you have omitted the voting shares attributable to entities affiliated with Mayfield, even though your footnote disclosure reflects that Navin Chaddha shares beneficial ownership of the Mayfield shares. Therefore, please amend the disclosure throughout your filing to reflect the percentage of ownership control of your executive officers and directors, and their affiliates, as presented in your beneficial ownership table, or tell us why you are not required to do so.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on the prospectus cover page and on pages 10, 139 and 140 of Amendment No. 4 to address the Staff’s comment.

[Signature Page Follows]

Ms. Katherine Bagley

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

Heidi Mayon

cc:	Linda Cvrkel, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

Mara Ransom, Securities and Exchange Commission

Manish Chandra, Poshmark, Inc.

Anan Kashyap, Poshmark, Inc.

Anthony J. McCusker, Goodwin Procter LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

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